EXHIBIT 99.21
CONSENT OF EXPERT
     Reference is made to the Annual Report on Form 40-F (the “40-F”) of Cameco Corporation (the “Company”) to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.
     I hereby consent to the use of and reference to my name under the heading “Centerra Gold Inc. — Reserves and Resources” in the Company’s Annual Information Form for the year ended December 31, 2007, dated March 28, 2008 (the “AIF”) and in the 40-F, and to disclosure of a scientific and technical nature pursuant to which I have acted in a supervisory capacity under the heading “Centerra Gold Inc. — Reserves and Resources” of the AIF.

Sincerely,
/s/ Henrik Thalenhorst
Name:	Henrik Thalenhorst
Title:	Strathcona Mineral Services Limited, Professional Geoscientist
Date: March 31, 2008